SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 — K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F |X|

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No |X|

PLACER DOME INC.

MATERIAL CHANGE REPORT

Form 53-901F - Securities Act (British Columbia)
Form 27 - Securities Act (Alberta)
Form 25 - Securities Act (Saskatchewan)
Form 27 - Securities Act (Ontario)
Securities Act (Quebec), section 73
Form 27 - Securities Act (Nova Scotia)
Form 26 - Securities Act (Newfoundland)

1. Reporting Issuer

         Placer Dome Inc.
         P.O. Box 49330
         Bentall Postal Station
         1600 -1055 Dunsmuir Street
         Vancouver, British Columbia
         V7X 1P1

2. Date of Material Change

         February 26, 2004

3. Press Release

        A press release was issued by Placer Dome Inc. through the facilities of Canada NewsWire Limited (Canadian Disclosure Network), Vancouver and various other news dissemination facilities and publications on February 26, 2004. A copy of the press release excerpt of the Plan (as defined below) is attached hereto as Schedule “A”.

4. Summary of Material Change

        On February 26, 2004 the board of directors of the Corporation (the “Board”) adopted a shareholders’ rights plan (the “Plan”) to replace the existing shareholders’ rights plan which expires at the termination of the Corporation’s 2004 annual and special meeting of the shareholders scheduled to be held on May 5, 2004. The terms of the Plan are contained in a rights agreement (the “Rights Agreement”) dated as of February 26, 2004 between the Corporation and CIBC Mellon Trust Company, as rights agent. The Plan is intended to provide the shareholders of the Corporation with sufficient time to assess and evaluate any offer and permit the Board, where appropriate, to explore, develop and evaluate alternatives to maximize shareholder value.

5. Full Description of Material Change

Background and Purpose

        The Corporation’s first shareholders’ rights plan took effect on January 4, 1990. It was amended and restated in 1995 and 1998 and then replaced with a new shareholders’ rights plan in 2001. In each case, the rights plan was confirmed at an annual and special meeting of shareholders of the Corporation. The Rights Plan will replace the shareholders’ rights plan adopted in 2001, which expires at the termination of the annual and special meeting of shareholders (the “Meeting”) scheduled to take place on May 5, 2004.

        The Rights Plan, as with its predecessors, has been designed to protect shareholders of the Corporation from unfair Take-over Bid strategies to which the Corporation and its shareholders may be vulnerable. While securities legislation attempts to address the potential unequal treatment of shareholders, the Corporation’s Common Shares are listed for trading on a number of stock exchanges on three continents and there remains the possibility that effective control of the Corporation could be acquired through private agreements or other strategies that avoid the payment of a control premium or the sharing of a control premium among all shareholders. The Rights Plan addresses this fair treatment of shareholders and also addresses the Board’s concern that existing Canadian securities legislation does not provide shareholders with sufficient time to properly assess and respond to a Take-over Bid offer or for the Board to identify and assess possible alternatives to maximize shareholder value, including the solicitation of higher competing bids.

        The Rights Plan has not been adopted in response to, or in anticipation of, a Take-over Bid or other acquisition of shares of the Corporation. It will not prevent unsolicited Take-over Bids. In recent years, unsolicited bids have been made for the shares of several Canadian public companies that had adopted shareholders’ rights plans. In a number of these cases, a change of control ultimately occurred at a price in excess of the original bid price. The decisions of Canadian securities regulators demonstrate that a target company’s board of directors will not be permitted to thwart a change of control through the maintenance of a shareholders’ rights plan. These decisions recognize the utility of such plans in fostering alternatives to a hostile Take-over Bid but do not permit their retention where it cannot be demonstrated that a real and substantial possibility remains to increase shareholder choice and/or share value.

        The Rights Plan is subject to confirmation by the shareholders at the Meeting, failing which the Rights Agreement will terminate and all outstanding Rights (as defined in the Summary) will be null and void. The resolution to confirm the adoption of the Rights Plan must be passed by a majority of the votes cast by the Independent Shareholders (as defined in the Summary) who vote in respect of such resolution.

Summary of Replacement Rights Plan

        The following description of the Rights Plan is a summary only and is subject to and qualified by the Rights Agreement constituting the Rights Plan. A copy of the Rights Agreement can be obtained from the Corporation’s website at www.placerdome.com or from the Corporate Secretary of the Corporation at its head office, Suite 1600, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada; mailing address P.O. Box 49330, Bentall Postal Station, Vancouver, British Columbia, Canada V7X 1P1.

Issuance of Rights

        To implement the Rights Plan, the Board has authorized the issuance of one right (a “Right”) for each Common Share at 5:30 p.m. (Eastern Daylight Time) on May 5, 2004 (the “Record Time”). One Right will also be issued for each Voting Share (which includes the Common Shares and any other shares in or interests of the Corporation (collectively, “Voting Shares”) entitled to vote generally in the election of directors) issued after the Record Time and prior to the Separation Time (as defined below), subject to the earlier termination or expiration of the Rights as set out in the Rights Agreement. At the date of this Circular, there are no Voting Shares outstanding other than the Common Shares.

Exercise Price

        Until the Separation Time, the Rights are not exercisable. After the Separation Time, the Exercise Price is $52 per Common Share, subject to adjustment as set out in the Rights Agreement.

Term

        Assuming the Rights Agreement is confirmed by the shareholders at the Meeting, the Rights Agreement will expire on the termination of the annual meeting of shareholders of the Corporation to be held in 2007, subject to earlier termination of the Rights or to termination of the Rights Agreement, all as set out in the Rights Agreement.

Trading of Rights

        Until the Separation Time, the Rights will be evidenced by the certificates representing the associated Voting Shares and will be transferable only together with such shares. After the Separation Time, separate certificates evidencing the Rights will be mailed to holders of record of Voting Shares other than an Acquiring Person (as described below) and the Rights certificates alone will evidence the Rights. The Rights will be listed on the Toronto Stock Exchange and the New York Stock Exchange, subject to the Corporation complying with the requirements of those exchanges.

Separation Time

        The “Separation Time” is the close of business on the tenth business day after the earlier of (i) the “Stock Acquisition Date” (which is the first date of public announcement of facts indicating that a person has become an Acquiring Person); and (ii) the date of commencement of, or first public announcement of the intent of any person (other than the Corporation or any subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, each as defined below). The Separation Time can also be such later date as may from time to time be determined by the Board.

Take-over Bid

        A “Take-over Bid” is an offer to acquire Voting Shares and/or Convertible Securities (described below), where the Voting Shares subject to the offer, together with the Voting Shares into or for which the securities subject to the offer are convertible, exchangeable or otherwise acquirable, together with the Voting Shares Beneficially Owned (see below) by the offeror at the date of the offer, constitute in the aggregate 20% or more of the outstanding Common Shares or other class of outstanding Voting Shares. “Convertible Securities” are rights, contractual or otherwise, to acquire Voting Shares from the Corporation or securities issued by the Corporation which are convertible into, or exercisable or exchangeable for, Voting Shares.

Acquiring Person

        An “Acquiring Person” is a person who is the Beneficial Owner (as described below) of 20% or more of the outstanding Voting Shares of any class. Excluded from the definition of Acquiring Person are the Corporation and its subsidiaries and any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares of any class solely as a result of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition. In general:

(i)

a “Voting Share Reduction” is an acquisition or redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares beneficially owned by such person to 20% or more of the Voting Shares that remain outstanding;

(ii)	a “Permitted Bid Acquisition” is an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(iii)

an “Exempt Acquisition” is an acquisition of Voting Shares and/or Convertible Securities in respect of which the Board has waived the application of the Rights Plan pursuant to a regular dividend reinvestment plan available to all holders of a class of Voting Shares, pursuant to a distribution to the public of Voting Shares and/or Convertible Securities made pursuant to a prospectus or a securities exchange take-over bid circular, a distribution by way of a private placement by the Corporation or pursuant to amalgamation, arrangement or other statutory procedure requiring shareholder approval;

(iv)

a “Pro Rata Acquisition” is an acquisition by a person of Voting Shares and/or Convertible Securities as a result of a stock dividend, a stock split, a dividend reinvestment plan, or a rights offering issued on the same pro rata basis to all the holders of a series or class of Voting Shares; and

(v)

a “Convertible Security Acquisition” is an acquisition of Voting Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

        Also excluded from the definition of Acquiring Person are underwriters or banking group or selling group members acting in connection with a distribution of securities.

Beneficial Ownership

        In general, a person is deemed to “Beneficially Own” securities actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the person’s “Affiliates” (generally, a corporation that controls, is controlled by, or under common control with another corporation) and “Associates” (generally, relatives sharing the same residence).

        Also included are securities that the person or any of the person’s Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities and other than pursuant to pledges of securities in the ordinary course of business).

        A person is deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other person with which the person is acting jointly or in concert. A person is acting jointly or in concert with any other person who is a party to an agreement, commitment or understanding with the first person for the purpose of acquiring or offering to acquire Voting Shares.

Exclusions from the Definition of Beneficial Ownership

        The definition of “Beneficial Ownership” contains several exclusions, primarily for the benefit of investment funds, mutual funds and other investment managers acting in the ordinary course of business. These exclusions apply to: (i) an investment manager (“Manager”) that holds securities in the ordinary course of such management business in the performance of its duties for the account of any other person (a “Client”); (ii) a licensed trust company (“Trust Company”) acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and which holds such security in the ordinary course of its duties for such accounts; (iii) a Crown agent or agency (a “Crown Agent”); (iv) a person established by statute (a “Statutory Body”), the ordinary business or activity of which includes the management of investment funds for employee benefit plans, pension plans and insurance plans of various public bodies; and (v) the administrator (“Administrator”) of one or more pension funds or plans (a “Plan”) registered under applicable law. The foregoing exemptions apply only so long as the Manager, Trust Company, Crown Agent, Statutory Body, Administrator or the Plan is not then making or has not then announced an intention to make a Take-over Bid other than an offer to acquire Common Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions.

        Also, a person will not be deemed to “Beneficially Own” a security because such person: (i) is a Client of the same Manager, has an Estate Account or an Other Account with the same Trust Company, or is a Plan with the same Administrator as another person or Plan on whose account the Manager, Trust Company or Administrator, as the case may be, holds such security; or (ii) is a Client of a Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Manager, Trust Company or Administrator, as the case may be.

        A person will not be deemed to “Beneficially Own” any securities that are the subject of a Permitted Lock-up Agreement. A “Permitted Lock-Up Agreement” is an agreement between a person and one or more holders of Voting Shares and/or Convertible Securities (each a “Locked-up Person”), the terms of which are publicly disclosed and a copy of which agreement is made available to the public (including the Corporation) not later than the date the Lock-up Bid (as defined below) is publicly announced or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, then as soon as possible after it is entered into, pursuant to which each such Locked-up person agrees to deposit or tender Voting Shares and/or Convertible Securities to a Take-over Bid (the “Lock-up Bid”) made or to be made by the person or any of such person’s Affiliates or Associates or any other person referred to in the definition of Beneficial Owner, provided that:

(i)

the agreement permits any Locked-up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares and/or Convertible Securities (or both) from the Lock-up Bid in order to tender or deposit such securities to another Take-over Bid or support another transaction:

(A)

where the price or value per Voting Share or Convertible Security offered under such other Take-over Bid or transaction is higher than the price or value per Voting Share or Convertible Security offered under the Lock-up Bid; or

(B)

if (a) the price or value per Voting Share or Convertible Security offered under the other Take-over Bid or transaction exceeds the price or value per Voting Share or Convertible Security offered or proposed to be offered under the Lock-up Bid by an amount that is equal to or greater than the lesser of any amount that is specified in the agreement and 7%, or (b) the number of Voting Shares and/or Convertible Securities to be purchased under the other Take-over Bid or transaction exceeds the number of Voting Shares and/or Convertible Securities offered to be purchased under the Lock-up Bid by an amount that is equal or greater than the lesser of any number that is specified in the agreement and 7% provided the price or value per Voting Share or a Convertible Security, as applicable, is not less than the price or value per Voting Share or Convertible Security offered under the Lock-up Bid;

and the agreement may contain a right of first refusal or require a period of delay to give such person an opportunity to match a higher price in another takeover bid or other similar limitation on a Locked-up Person’s right to withdraw Voting Shares and/or Convertible Securities from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares and/or Convertible Securities during the period of the other Take-over Bid or transaction; and

(ii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A)	the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to a Locked-up Person; and

(B)

50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares and/or Convertible Securities to the Lock-up Bid, or withdraws Voting Shares and/or Convertible Securities previously tendered thereto in order to tender to another takeover bid or support another transaction.

Flip-in Event

        A “Flip-in Event” occurs when any person becomes an Acquiring Person. If a Flip-in Event occurs that has not been waived by the Board (see “Waiver,” below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person or a transferee of such a person, which become null and void) will entitle the holder thereof to purchase from the Corporation Common Shares having an aggregate market price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price, subject to anti-dilution adjustments.

Permitted Bid and Competing Permitted Bid

        A Take-over Bid will not trigger a Flip-in Event if it is a Permitted Bid or Competing Permitted Bid. A “Permitted Bid” is a Take-over Bid made by way of a Take-over Bid circular to all holders of Voting Shares and which complies with the following additional provisions:

(i)

no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not earlier than 60 days following the date of the bid and then only if more than 50% of the then outstanding Voting Shares that are the subject matter of the Take-over Bid held by Independent Shareholders have deposited to the takeover bid and not withdrawn;

(ii)

Voting Shares may be deposited pursuant to the Take-over Bid at any time prior to the close of business on the date Voting Shares are first taken-up or paid for pursuant to the Take-over Bid and any Voting Shares deposited may be withdrawn until taken up and paid for; and

(iii)

if more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited to the takeover bid and not withdrawn as at the date of first take-up or payment for Voting Shares thereunder, the offeror will make a public announcement of that fact and the takeover bid will remain open for acceptance for not less than ten business days from the date of such public announcement.

        Independent Shareholders are holders of Voting Shares other than (i) an Acquiring Person; (ii) any offeror making a Take-over Bid; (iii) any affiliate or associate of an Acquiring Person or offeror; (iv) joint actors with such persons; and (v) any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of the Corporation or its wholly-owned subsidiaries unless the beneficiaries of such plans or trusts direct a voting or tendering to a Take-over Bid of Voting Shares.

        A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made but prior to its expiry, and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is only required to remain open until a date that is not earlier than the later of 35 days after the Competing Permitted Bid is made and 60 days after the date of the earliest prior bid in existence when the Competing Permitted Bid is made.

Redemption

        Redemption of Rights on Approval of Holders of Voting Shares and Rights. With the prior consent of the holders of Voting Shares or Rights, the Board may at any time prior to the occurrence of a Flip-in Event that has not been waived, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.001 per Right (the “Redemption Price”), subject to adjustment for anti-dilution as provided in the Rights Agreement.

        Deemed Redemption. If, pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition in respect of which the Board has waived or is deemed to have waived the application of the Rights Plan, a person consummates the acquisition of Voting Shares, the Board will be deemed to have elected to redeem the Rights for the Redemption Price.

        Redemption of Rights on Withdrawal or Termination of Bid. Where a takeover bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminates after the Separation Time and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price. In such event, all the provisions of the Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights certificates had not been mailed, and the Separation Time shall be deemed not to have occurred.

Waiver

        Discretionary Waiver respecting Acquisition by Take-over Bid Circular and Mandatory Waiver of Concurrent Bids. The Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares pursuant to a Take-over Bid made by means of a Take-over Bid circular sent to all holders of Voting Shares, waive the application of the Rights Plan to such a Flip-In Event, provided that if the Board waives the application of the Rights Plan to such a Flip-In Event, the Board will be deemed to have waived the application of the Rights Plan in respect of any other Flip-in Event occurring by reason of any Take-over Bid made by means of a Take-over Bid circular sent to all holders of the same class of Voting Shares prior to the expiry of the Take-over Bid for which a waiver is, or is deemed to have been, given.

        Waiver of Inadvertent Acquisition. The Board may waive the application of the Rights Plan in respect of the occurrence of any Flip-in Event if (i) the Board has determined that a person became an Acquiring Person by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the person is no longer an Acquiring Person.

        Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. With the prior consent of the holders of Voting Shares the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular sent to all holders of Voting Shares, waive the application of the Rights Plan in respect of the occurrence of the Flip-in Event.

Anti-Dilution Adjustments

        The Exercise Price of a Right, the number and kind of securities subject to purchase upon exercise of a Right and the number of Rights outstanding will be adjusted in certain events, including:

(i)

if there is a stock dividend (excluding any optional share dividend program) on the Common Shares, or a subdivision or consolidation of the Common Shares, or the issuance of Common Shares in respect of, in lieu of, or in exchange for, existing Common Shares; or

(ii)

if the Corporation, prior to the Separation Time, fixes a record date for the issuance to all holders of Common Shares of certain rights, options or warrants to acquire Common Shares or Convertible Securities, or for the making of a distribution to such holders of evidences of indebtedness, assets or cash, other than regular periodic cash dividends or stock dividends payable in Common Shares (or other securities).

        No adjustment in the Exercise Price will be made until it represents, on a cumulative basis with other unreflected adjustments, at least a 1% change in the Exercise Price.

Supplements and Amendments

        The Corporation may, prior to the date of the Meeting, supplement and amend the Rights Plan without the approval of the holders of the Rights or Common Shares where the Board deems such action necessary or desirable. Following the Meeting and assuming confirmation of the Rights Plan, the ability to amend it will be significantly limited.

        Following shareholder approval of the Rights Plan, the Corporation, without the approval of the holders of Voting Shares or Rights, may only make amendments: (i) to correct clerical or typographical errors; (ii) to maintain the validity and effectiveness of the Rights Agreement as a result of any change in applicable law, role or regulatory requirement; and (iii) as otherwise specifically contemplated therein. Any amendment referred to in (iii) must, if made before the Separation Time, be submitted for approval to the holders of Common Shares at the next meeting of shareholders and, if made after the Separation Time, must be submitted to the holders of Rights for approval.

        At any time before the Separation Time, the Corporation may, with the prior consent of the Independent Shareholders received at the special meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Rights Agreement or the Rights, whether or not such action would materially adversely affect the interests of the holders of Rights generally.

6. Confidentiality

        This report is not being filed on a confidential basis.

7. Omitted Information

         None.

8. Senior Officers

         For further information:

         J. Donald Rose
         Executive Vice-President, Secretary and General Counsel
         Telephone: (604) 682-7082
         Facsimile: (604) 661-3703

9. Statement of Senior Officer

         The foregoing accurately discloses the material change referred to herein.

         DATED at Vancouver, British Columbia this 5th day of March, 2004.

/s/ Geoffrey P. Gold —————————————— Geoffrey P. Gold Vice-President, Assistant Secretary and Associate General Counsel

SCHEDULE “A”

Placer Dome’s Board of Directors has approved a shareholders’ rights plan to replace the existing shareholders’ rights plan that expires at the close of the 2004 annual and special meeting of shareholders to be held on May 5, 2004. The 2004 Plan requires confirmation by shareholders at the annual and special meeting. The 2004 Plan is not materially different from the expiring plan and has been adopted at this time to avoid any gap in shareholder protection. In approving the 2004 Plan the Board has also declared a distribution of one right for each common share outstanding at 5:30 p.m. (EST) on the effective date of the 2004 Plan, which is May 5, 2004. The rights will trade with, and be represented by, the common shares. Rights certificates will not be distributed to shareholders unless and until the rights become exercisable.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC. (Registrant) By: /s/ Geoffrey P. Gold —————————————— Geoffrey P. Gold Vice-President, Assistant Secretary and Associate General Counsel

Date:March 10, 2004